CERTIFICATE OF AUTHOR

I, Charles J. Muller, B. Sc. (Hons), do hereby certify that:

1.	I am currently employed as a Director by:

Global Geo Services (Pty) Ltd. PO Box 9026 Centurion, South Africa, 0046

2.	I graduated from the Rand Afrikaanse University (B. Sc. (1988) and B. Sc. Hons (1992)).

3.	I am a member in good standing of the South African Council for Natural Scientific Professions (SACNASP), registration number 400201/04.

4.	I have worked as a geoscientist for a total of 16 years since my graduation from university.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with the professional associations (as defined by NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I visited the property, viewed the core and discussed the technical issues and geology of the project with Willie Visser, Dr Danie Grobler and John Gould of Platinum Group Metals RSA (Pty) Ltd. during March 2006, leading up to the compilation of the report referenced herein.

7.	I am responsible for the preparation of the report “UPDATED RESOURCE ESTIMATION Western Buhveld Joint Venture, dated March 2, 2006 (the “Report”). I have reviewed the entire Report and the work of other qualified persons who contributed to the Report. I accept overall responsibility for the Report in its entirety.

8.	The Report was completed using a dataset compiled from technical data collected during this assessment phase by Platinum Group Metals RSA (Pty) Ltd. Although the dataset is the responsibility of Platinum Group Metals RSA (Pty) Ltd., I have taken reasonable steps to provide comfort that the dataset is accurate and reliable.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, the omission to disclose which makes the Report misleading.

10.	I am independent of the issuer, Platinum Group Metals (RSA) (Pty) Ltd., applying all of the tests in Section 1.5 of NI 43-101.

11.	I am familiar with the type of deposit found in the area visited and have been involved in similar evaluations and technical compilations.

12.	I have read National Instrument 43-101 and Form 43-101F1, and the Report has been prepared in compliance with that instrument and form.

Dated the 29th day of March 2006.

Charles Johannes Muller
BSc. (Hons), Pr. Sc. Nat